Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated March 19, 2024

Relating to Preliminary Prospectus dated March 19, 2024

Registration Statement No. 333-278048

SUPER MICRO COMPUTER, INC.

This free writing prospectus relates to the Registration Statement on Form S-3 (File No. 333-278048), including the prospectus therein (the “Registration Statement”), that Super Micro Computer, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The article attached to this free writing prospectus as Annex A (the “Article”) was first published by the Wall Street Journal (the “Publisher”) on March 17, 2024. The Article is being filed because of the timing of its appearance and because it contains statements regarding the Company that were made in an interview between the Publisher and Charles Liang, the President, Chief Executive Officer and Chairman of the Company, that preceded the filing of the Registration Statement. The Article also includes a quote from David Weigand, the Chief Financial Officer of the Company, that he made during the Company’s earnings call in January 2024.

The Article was prepared by the Publisher, which is not affiliated with the Company. The Company made no payment and gave no consideration to the Publisher in connection with the publication of the Article. With the exception of statements and quotations attributed directly to Mr. Liang or derived from the Company’s earnings call and/or release, the Company does not affirm or assume responsibility for anything contained in the Article, including, without limitation, third-party data from FactSet. The Article represented the authors’ opinions and the opinions of others, neither of which are endorsed or adopted by the Company or any other participant of the offering to which the Registration Statement relates (the “Offering”). The statements by Mr. Liang were not intended to qualify any of the information, including the risk factors, included or incorporated by reference in the Registration Statement, and were not intended as offering material with respect to the Offering or otherwise.

You should consider the statements contained in this free writing prospectus, including those contained in the Article, only after carefully evaluating all of the information included or incorporated by reference in the Registration Statement and any prospectus relating to the Offering, including the risk factors appearing in the “Risk Factors” section in the Registration Statement and the documents incorporated by reference therein, including the Company’s Annual Report on Form 10-K filed with the SEC on August 28, 2023 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2023 and December 31, 2023, filed with the SEC on November 3, 2023 and February 2, 2024, respectively (collectively, the “Risk Factors”).

Corrections and Clarifications

Some of the statements and quotations in the Article that are attributed to Mr. Liang contain factual omissions, inaccuracies and inconsistencies with the information contained in the Registration Statement. For purposes of correction and clarification, the Company notes the following:

•

The Article reports that “Liang said his goal was to be producing 5,000 racks of servers a month […] by the middle of this [calendar] year.” As disclosed on page 7 of the prospectus contained in the Registration Statement, as of the second quarter of fiscal year 2024, the Company had a production capacity of 4,000 racks per month and believes it has a path to significantly increasing its liquid cooling rack capacity over the next few quarters. The Company is continuing to work towards achieving Mr. Liang’s stated capacity goal in the stated timeframe, but the Company’s ability to do so is dependent on its ability to address supply chain constraints on AI platform-related components (including GPUs, CPUs, networking cards and high performance memory), its ability to raise sufficient capital to fund this growth, continued demand for its products, including its AI-compatible servers, as well as other operational, strategic and industry risks that are set forth in the Risk Factors.

•

The Article reports that “Liang has also said that the manufacturing growth is sufficient to bring the company’s potential revenue above $25 billion a year…” The correct statement should be that the manufacturing growth would provide the Company with manufacturing capacity that could allow it to achieve $25 billion in annual revenues, assuming a high level of capacity utilization and product pricing remaining at current levels or increasing. However, the Company, like other companies in its industry, faces challenges to maintaining high levels of capacity utilization due to changing product mixes, different customers and customer requirements, fluctuating rack-scale customer demand, timing of inventory deliveries and customer orders, other timing and manufacturing-related factors, as well as other operational, strategic and industry risks that are set forth in the Risk Factors. In addition, pricing of the Company’s products varies both with product type and shifting market demand (among other factors), so it is difficult to predict future average prices for the Company’s products. Therefore, the $25 billion target is aspirational in nature, and it is uncertain if and when the Company would be able to achieve that goal (if ever). Also, while the Company plans to continue to grow its manufacturing capacity, such capacity increases are not directly translatable into revenue growth for the reasons stated above. Also, similar to the statement above regarding increasing the rack capacity, the Company’s ability to achieve this manufacturing capacity goal is dependent on its ability to address supply chain constraints on AI platform-related components, the Company’s ability to raise sufficient capital to fund this growth, continued demand for its products, including its AI-compatible servers as well as other operational, strategic and industry risks that are set forth in the Risk Factors.

Forward-Looking Statements

Except for historical information, certain statements in this free writing prospectus and the Article, including statements regarding the Company’s goal to produce 5,000 racks of servers a month, the Company’s potential to generate revenue above $25 billion a year and more than 50% of the Company’s manufacturing capacity expansion being related to AI, are forward-looking in nature and are subject to risks, uncertainties and assumptions about the Company and its business, including, without limitation, risks, uncertainties and assumptions related to market conditions, supply chain constraints on AI platform-related components, product pricing, manufacturing and production capacity, the Company’s ability to raise sufficient additional capital, if at all, general global economic conditions and continued growth of the AI industry. Such forward-looking statements involve substantial risks and uncertainties that relate to future events and the actual results could differ significantly from those expressed or implied by the forward-looking statements. Any forward-looking statements are based on the Company’s current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except as required by law. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, please refer to the Risk Factors.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates, and such registration statement has become effective. Before you invest, you should read the prospectus in the registration statement and the documents incorporated by reference therein for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the prospectus may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com.

Annex A

Meet the Tech Company That Had a Better Year Than Nvidia

Super Micro Computer has gone from an obscure server maker to a $60 billion company set to join the S&P 500 Monday

By Asa Fitch Follow and Ben Glickman Follow

March 17, 2024 5:30 am ET

Nvidia NVDA 1.14%▲ has reigned as the investor darling of the artificial intelligence boom, more than quadrupling the value of its shares in the past year. But one of the chipmaker’s customers is performing even better.

Once under the radar, server-maker Super Micro Computer SMCI -5.70%▼ has become a go-to supplier for companies and governments eager to participate in the AI boom. Runaway sales of its servers filled with Nvidia’s AI chips are projected to double the company’s revenue this year and have leapfrogged it ahead of some of its biggest competitors.

Super Micro Computer’s shares have increased more than 12-fold in the past 12 months, and it is set to become part of the S&P 500 index of large U.S.-listed companies on Monday. When it does, it will be—by far—the index’s top one-year performer.

Share-price and index performance since the start of 2023

Note: Weekly data

Source: FactSet

The company, usually referred to by its Supermicro brand, was founded in Silicon Valley in 1993—the same year Jensen Huang co-founded Nvidia. And like Nvidia, Supermicro has also been led for its entire history by one person. In Supermicro’s case, by President and Chief Executive Charles Liang, who was born in Taiwan and came to the U.S. after college.

Liang said in an interview with The Wall Street Journal that he has known Huang for decades. But the companies’ fortunes have become heavily entangled only now, amid the boom in AI.

Nvidia spent its first couple of decades focusing mostly on making chips that improved computer graphics for gamers. Supermicro competed in the less-flashy world of servers for data centers, latching onto the growth of cloud computing and the digital economy.

Servers made by Super Micro Computer often run on Nvidia chips. PHOTO: ANN WANG/REUTERS

Then AI came along. Nvidia’s chips became the workhorses of the boom, making the complex computations necessary to create systems such as OpenAI’s ChatGPT. Server manufacturers who could ship those chips to customers fastest and in the largest quantities had an edge.

Liang said it has been helpful that his base in San Jose, Calif., is just a 15-minute drive from Nvidia’s headquarters in Santa Clara. “Our engineering teams are able to work together from early morning to midnight,” he said.

Supermicro’s recent dominance in the AI boom, industry executives and analysts say, also stems partly from its strategy of making electronic “building blocks” that can be assembled into servers in an almost endless number of configurations. Rivals offer a more limited menu to customers.

That flexibility has been an advantage in the AI boom, analysts say. Developers of self-driving car technology want different server setups than companies making language-generation AI systems such as ChatGPT. Supermicro can deliver customized infrastructure for both.

CEO Charles Liang was born in Taiwan and came to the U.S. after college. PHOTO: WALID BERRAZEG/ZUMA PRESS

Competitors are trying to match Supermicro’s speed at building custom servers, said Hans Mosesmann, analyst with Rosenblatt Securities.

“The treadmill is just going too fast,” Mosesmann said.

‘Give me more chips’

Liang said Supermicro has also benefited from having a $1 billion-plus inventory. And it has been able to get its hands on large quantities of Nvidia’s most advanced AI chips, even during a period of sky-high demand for them that has led to a long-lasting shortage.

When Liang and Huang appeared together at a computing conference in Taiwan last summer, Liang launched an AI server that he said would be available in the next few weeks, depending on the availability of Nvidia’s chips. “It depends on you, not me,” Huang said.

“Give me more chips!” Liang replied.

Supermicro has grown so fast that it has needed to raise money to afford those chips, each of which costs around $25,000. The company raised $1.5 billion from the sale of convertible debt last month, after adding $600 million to its coffers from a stock issuance three months ago.

“We need more money because demand is so strong,” Liang said, adding that the cash would also help to build up Supermicro’s supply chain.

Super Micro Computer Sales

Note: Dollar amounts in billions. 2024, 2025 are estimates. The company’s fiscal year ends in June.

Source: Factset

As part of that effort, Liang is expanding manufacturing in San Jose, as well as in Taiwan and Malaysia. Liang said his goal was to be producing 5,000 racks of servers a month—an amount of computing infrastructure that would measure 6 feet high and almost 2 miles long—by the middle of this year.

“More than 50% of that is AI,” he said. Liang has also said that the manufacturing growth is sufficient to bring the company’s potential revenue above $25 billion a year, an addition of roughly $10 billion to annual sales based on its latest quarterly revenue.

Past and future challenges

While analysts say the company’s prospects remain bright even after the stock’s meteoric rise, Supermicro has had its share of challenges. Its chief financial officer and one of its co-founders stepped down after an internal audit begun in 2017 led to revisions to the company’s previous financial statements. The Securities and Exchange Commission charged the former CFO with accounting violations in 2020, which was followed by a settlement of the proceeding.

Liang has said those troubles are behind the company, which is focused now on making sure it stays ahead of its competitors in the increasingly fierce battle for market share in AI computation. Both of Supermicro’s main rivals, Dell Technologies and Hewlett Packard Enterprise, have more employees and more than double the company’s revenue, even after its recent rise.

The AI processor market is expected to keep growing fast. Chip maker Advanced Micro Devices is projecting the market for AI accelerators will reach $400 billion by 2027, and analysts expect demand for servers to increase in tandem.

Supermicro’s AI-oriented servers made up more than half of its nearly $3.7 billion in sales in its latest quarterly report. Dell and HPE, by comparison, shipped $800 million and more than $400 million of similar servers, respectively.

Analysts clash on Supermicro’s ability to hold on to its position longer term. Wedbush analyst Matt Bryson said, historically, no company selling servers has had more than 30% market share.

“There’s not a reason Dell can’t do exactly what they’re doing,” Bryson said.

Others aren’t so sure. Some analysts say that established competitors will have a hard time bringing new products to market so quickly and have larger revenue streams from software and services.

Supermicro is trying to gain further market share by doubling down on AI and continuing to ship its servers out quickly. The company is also keeping prices low to entice new customers: Its gross profit margin totaled around 15% in its latest quarter, down from 17% in the previous one. HPE, by comparison, had gross margins of 36% in its latest quarter.

“In order to take market share, we will take opportunities by being more competitive on pricing,” Chief Financial Officer David Weigand said on the company’s earnings call in January.

Write to Asa Fitch at asa.fitch@wsj.com and Ben Glickman at ben.glickman@wsj.com

Appeared in the March 18, 2024, print edition as ‘Newest S&P 500 Entrant Makes AI Splash’.